03011739

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 1989 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8 - 34204

RECEIVED MAR 2 4 2003 SEC MAIL PROCESSING WASH. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRANDYWINE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE MILL
(No. and Street)

THORNTON	**PA**	**19373-1054**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL P. DEVER **(610) 361-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

750 THIRD AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **MICHAEL P. DEVER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRANDYWINE SECURITIES, INC.**, as of **DECEMBER 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Sworn to and subscribed before me this ____ day of ______ 20____.

NOTARIAL SEAL
DOLORES A. PARKER, Notary Public
Thornton, Delaware County
My Commission Expires November 7, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDYWINE
ASSET MANAGEMENT

Expanding the science of global trading.

The Mill
381 Brinton Lake Road
Thornton, PA 19373 USA

Phone: 610.361.1000
Fax: 610.361.1001
e-mail: bam@brandywine.com

March 12, 2003

U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549

Re: Brandywine Securities, Inc.

To Whom it May Concern:

In response to the letter we received dated February 26, 2003 from Mr. Ralph Heil of NASD Regulation, Inc., please find enclosed a new original copy of Form X-17A-5, Part III and the corresponding Oath of Affirmation. The Oath of Affirmation has been signed by myself as president and duly notarized.

I trust that everything will now be in compliance with regard to our filing of a December 31, 2002 annual audited report. If you have any questions regarding this response please contact Lew Stretch, Director of Operations, at (610) 361-1000 ext. 501.

Sincerely,

Michael P. Dever
President
Brandywine Securities, Inc.

Enclosure